                               UNITED STATES            ------------------------
                    SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                          WASHINGTON, D.C. 20549        ------------------------
                                                        OMB Number:    3235-0145
                                                        Expires: August 31, 1999
                                                        Estimated average burden
                                                        hours per response 14.90

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                         CardioTech International, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   14160C-10-0
      ---------------------------------------------------------------------
                                 (CUSIP NUMBER)
                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-2400
-------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                December 7, 2000
      ---------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                         CUSIP No.   14160C-10-0

-------------------------------------------------------------------------------

         1.       NAMES OF REPORTING PERSONS.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                  DRESDNER KLEINWORT BENSON PRIVATE EQUITY PARTNERS LP
                  13-3949246
-------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)

                  (A)

                  (B)     X

-------------------------------------------------------------------------------

         3.       SEC USE ONLY
-------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)          WC
-------------------------------------------------------------------------------

         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION          DELAWARE
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NUMBER OF SHARES
BENE-             7.      SOLE VOTING POWER          442,127
FICIALLY BY       -------------------------------------------------------------
OWNED BY EACH
REPORTING PERSON  8.      SHARED VOTING POWER          0
WITH:
-------------------------------------------------------------------------------

                  9.      SOLE DISPOSITIVE POWER          442,127
-------------------------------------------------------------------------------

                  10.     SHARED DISPOSITIVE POWER          0
-------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  436,817
-------------------------------------------------------------------------------

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        5.2%
-------------------------------------------------------------------------------

         14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN

Dresdner Kleinwort Benson Private Equity Partners LP (hereinafter referred to as "DKBPEP") hereby amends its statement on Schedule 13D, filed as of November 23, 1998 and amended as of September 24, 1999, May 3, 2000 and September 5, 2000 relating to (i) the 7% Convertible Senior Secured Note (together with notes received as pay-in-kind interest, the "Notes") due March 31, 2003 issued by CardioTech International, Inc. ("CardioTech" or the "Issuer") and (ii) the Series A Preferred Stock issued by CardioTech (including the additional conversion rights thereunder as a result of accrued but unpaid dividends), (the "Preferred Shares"), as set forth below.


ITEM 2. IDENTITY AND BACKGROUND.

Schedule A is hereby amended in its entirety by replacing it with the attached Schedule A.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This section is hereby amended by adding the following paragraph at the end thereto:

         "Since September 5,2000 (the date with respect to which DKBPEP filed its latest amendment to its 13D regarding its investment in CardioTech) DKBPEP has filed Form 4s with the Securities and Exchange Commission (the "SEC") relating to securities acquired through "Pay-in-kind" interest on the outstanding Notes.

         DKBPEP has since sold additional shares of Common Stock received from the conversion of Convertible Preferred Stock pursuant to Rule 144 of the Securities Act of 1933, as amended. DKBPEP has also received a partial redemption of the 7% Convertible Senior Secured Notes due March 31, 2003 issued by CardioTech.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by replacing subsection (a) with the following:

                  (a) DKBPEP currently owns 45,018 shares of Common Stock of the Issuer. Upon conversion of the Additional Notes issued as of September 24, 1999, and accrued interest thereon, subject to the receipt of applicable regulatory approvals, DKBPEP would acquire 5.2% of the issued and outstanding shares of Common Stock (determined after giving effect to the conversion).

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2000

DRESDNER KLEINWORT BENSON
PRIVATE EQUITY PARTNERS LP

    By: DRESDNER KLEINWORT BENSON
    PRIVATE EQUITY MANAGERS LLC,
    its general partner






By:  ________________________________       By: ______________________________
Name:  John Walker                          Name:  Christopher Hammond
Title:    Authorized Signatory              Title:    Vice President

                                                                      SCHEDULE A


ITEM 1.       INFORMATION FOR OFFICERS AND DIRECTORS



                                     DKBPEM

                               EXECUTIVE OFFICERS

         Person                                      Title
         --------------                         ----------------
         Christopher Wright                 Investment Partner and Board Member

         Jonathan Walker                    Investment Partner and Board Member

         Iain Leigh                         Investment Partner and Board Member

         Richard H. Wolf                    Investment Partner

         Alexander Coleman                  Investment Partner

         George Fugelsang                   Board Member


All officers and advisory board members of DKBPEM have the same address: 75 Wall Street, New York, NY 10005-2889.

                                                                      SCHEDULE A


                              DIRECTORS & OFFICERS

               KLEINWORT BENSON GENERAL INVESTMENT COMPANY LIMITED



NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Stephen John Lowe                        Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Malcolm Francis Williams                 Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Andrew John White                        Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Christopher Wright                       Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Andrew Christian Cowley                  Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Audrey Morrison                          Kleinwort Benson Limited              20 Fenchurch Street        British       Secretary
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------


                                                                               6

                              DIRECTORS & OFFICERS

                            KLEINWORT BENSON LIMITED

NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Konstantin Nikolaus Graf Von Schweinitz  Kleinwort Benson Limited              20 Fenchurch Street        German        Director
                                                                               London EC3P 3DB                          & COO
-----------------------------------------------------------------------------------------------------------------------------------
Richard Philip Matthew Armstrong         Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Patrick Joseph Daley                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Alexander David Forrester                Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard Longcroft                  Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB                          &
                                                                                                                        Secretary
------------------------------------------------------------------------------------------------------------------------------------
Stephen John Lowe                        Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Keith Roy Palmer                         Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
John Howard Pattinson                    Kleinwort Benson Limited              20 Fenchurch Street        German        Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Timothy Anthony Shacklock                Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Alan Colin Drake Yarrow                  Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Manjit Boual                             Kleinwort Benson Limited              20 Fenchurch Street        British       Alternate
                                                                               London EC3P 3DB                          Director
                                                                                                                        to
                                                                                                                        Timothy
                                                                                                                        Anthony
                                                                                                                        Shacklock


                                                                               7

------------------------------------------------------------------------------------------------------------------------------------
Stephen John Brooks                      Kleinwort Benson Limited              20 Fenchurch Street        British       Alternate
                                                                               London EC3P 3DB                          Director
                                                                                                                        to Paul
                                                                                                                        Richard
                                                                                                                        Freeman
------------------------------------------------------------------------------------------------------------------------------------
Klaus-Michael Geiger                     Kleinwort Benson Limited              20 Fenchurch Street        German        Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
John Gerard Conor Killeen                Kleinwort Benson Limited              20 Fenchurch Street        Irish         Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Achilles Othon Macris                    Kleinwort Benson Limited              20 Fenchurch Street        Greek         Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Christopher Wright                       Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Simon John Mould                         Kleinwort Benson Limited              20 Fenchurch Street        British       Alternate
                                                                               London EC3P 3DB                          Director
                                                                                                                        to Klaus-
                                                                                                                        Michael
                                                                                                                        Geiger
------------------------------------------------------------------------------------------------------------------------------------
Malcom Francis Williams                  Kleinwort Benson Limited              20 Fenchurch Street        British       Alternate
                                                                               London EC3P 3DB                          Director
                                                                                                                        to
                                                                                                                        Christopher
                                                                                                                        Wright and
                                                                                                                        John Howard
                                                                                                                        Pattinson
------------------------------------------------------------------------------------------------------------------------------------
Robert Edward Murdin                     Kleinwort Benson Limited              20 Fenchurch Street        British       Alternate
                                                                               London EC3P 3DB                          Director
                                                                                                                        to Roy
                                                                                                                        Palmer
------------------------------------------------------------------------------------------------------------------------------------
Andrew Julian Pisker                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Audrey Morrison                          Kleinwort Benson Limited              20 Fenchurch Street        British       Secretary
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Michelle Amey                            Kleinwort Benson Limited              20 Fenchurch Street        British       Secretary
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------


                                                                               8

                              DIRECTORS & OFFICERS

                           KLEINWORT BENSON GROUP LTD

NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard Longcroft                  Kleinwort Benson Limited              20 Fenchurch Street        British       Director &
                                                                               London EC3P 3DB                          Secretary
------------------------------------------------------------------------------------------------------------------------------------
Stephen John Lowe                        Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------


                                                                               9

                              DIRECTORS & OFFICERS

                        DRESDNER INVESTMENTS (UK) LIMITED


NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Stephen John Lowe                        Kleinwort Benson Limited              20 Fenchurch Street        British       Director &
                                                                               London EC3P 3DB                          Secretary
------------------------------------------------------------------------------------------------------------------------------------
Achilles Othon Macris                    Kleinwort Benson Limited              20 Fenchurch Street        USA           Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
John Howard Pattinson                    Kleinwort Benson Limited              20 Fenchurch Street        German        Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------


                                                                              10

                              DIRECTORS & OFFICERS

                          INVERESK STOCKHOLDERS LIMITED



NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Stephen John Brooks                      Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman                     Kleinwort Benson Limited              20 Fenchurch Street        British       Director
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------
Peter Leonard Longcroft                  Kleinwort Benson Limited              20 Fenchurch Street        British       Director &
                                                                               London EC3P 3DB                          Secretary
------------------------------------------------------------------------------------------------------------------------------------
Michelle Amey                            Kleinwort Benson Limited              20 Fenchurch Street        British       Secretary
                                                                               London EC3P 3DB
------------------------------------------------------------------------------------------------------------------------------------


                                                                              11

                              DIRECTORS & OFFICERS

                       ZENON BETEILIGUNGSGESELLSCHAFT GMBH


NAME                                     EMPLOYMENT                            ADDRESS                    CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Wolfgang Kolb                            Dresdner Bank AG                      Juergen-Ponto-Platz 1      German        Director
                                                                               D-60301 Frankfurt am Main
                                                                               Germany
------------------------------------------------------------------------------------------------------------------------------------
Manfred Schaudwet                        Dresdner Bank AG                      Juergen-Ponto-Platz 1      German        Director
                                                                               D-60301 Frankfurt am Main
                                                                               Germany
------------------------------------------------------------------------------------------------------------------------------------


                                                                              12

                        MEMBERS OF THE SUPERVISORY BOARD

                                DRESDNER BANK AG

                                DRESDNER BANK AG


NAME                                     EMPLOYMENT                           ADDRESS                     CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Dr. Alfons Titzrath                      Dresdner Bank AG                     Koenigsallee 37             German        Chairman of
                                                                              40002 Duesseldorf                         the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Dipl.-Kfm. Uwe Plucinski                 Dresdner Bank AG                     Jungfernstieg 22            German        Deputy
                                                                              20349 Hamburg                             Chairman of
                                                                              Germany                                   the
                                                                                                                        Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Klaus Carlin                                                                  Marderstr. 73               German        Member of
                                                                              40789 Monheim                             the
                                                                              Germany                                   Executive
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Meinhard Carstensen                      Dresdner Bank AG                     Jungfernstieg 22            German        Member of
                                                                              20349 Hamburg                             the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Reinhard Droenner                        Federal Executive Board of Trade     Johannes-Brahms-Platz 1     German        Head of
                                         Union DAG                            20355 Hamburg                             Section
                                                                              Germany                                   Banks and
                                                                                                                        Savings
                                                                                                                        Banks
------------------------------------------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann                   Dresdner Bank AG                     Postfach 41 41              German        Member of
                                                                              58041 Hagen                               the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Bernhard Enseling                        Dresdner Bank AG                     Kaiserstrasse 48, 2. OG     German        Member of
                                                                              60301 Frankfurt am Main                   the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Dr. Martin Fruehauf                      Aventis SA                           Postfach 80 03 20           German        Deputy
                                                                              65926 Frankfurt am Main                   Chairman of
                                                                              Germany                                   the
                                                                                                                        Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------


                                                                              13

Peter Haimerl                            Dresdner Bank AG                     Promenadeplatz 7            German        Member of
                                                                              80273 Munich                              the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Manfred Karsten                          Oldenburgische Landesbank AG         Bahnhofstrasse 2            German        Member of
                                                                              26122 Oldenburg                           the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Ainis Kibermanis                         Dresdner Bank AG                     Taunusstrasse 40-42, 1. OG  German        Member of
                                                                              60329 Frankfurt am Main                   the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Bernd Kriegeskorte                       Dresdner Bank AG                     Promenadeplatz 7            German        Member of
                                                                              80273 Munich                              the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Dr. rer. pol. Heinz Kriwet               Thyssen Krupp AG                     August-Thyssen-Strasse 1    German        Chairman of
                                                                              40211 Duesseldorf                         the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Edward G. Krubasik             Siemens AG                           Wittelsbacherplatz 2        German        Member of
                                                                              80312 Munich                              the Managing
                                                                              Germany                                   Board of
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Dietmar Kuhnt                   RWE AG                               Postfach 10 30 61           German        Chairman of
                                                                              45030 Essen                               the Managing
                                                                              Germany                                   Board of
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Michel Pebereau                          BNP Paribas SA                       16, Boulevard des Italiens  French        President,
                                                                              F-75450 Paris                             General
                                                                              France                                    Director
-----------------------------------------------------------------------------------------------------------------------------------
Stefan Quandt                            DELTON AG                            Seedammweg 55               German        Chairman of
                                                                              61352 Bad Homburg                         the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Sultan Salam                             Dresdner Bank AG                     Kaiserstrasse 63            German        Member of
                                                                              60329 Frankfurt am Main                   the
                                                                              Germany                                   Supervisory
                                                                                                                        Board
------------------------------------------------------------------------------------------------------------------------------------
Dr. Hans-Juergen Schinzler               Muenchener                           Koeniginstrasse 107         German        Chairman of
                                         Rueckversicherungs-Gesellschaft      80802 Munich                              the Board
                                                                              Germany                                   of Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Hennig Schulte-Noelle           Allianz AG                           Koeniginstrasse 28          German        Chairman of
                                                                              80802 Munich                              the Board
                                                                              Germany                                   of Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------


                                                                              14

                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS

                                DRESDNER BANK AG

                               AS OF NOVEMBER 2000



NAME                                     EMPLOYMENT                           ADDRESS                     CITIZENSHIP   POSITION
------------------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Bernd Fahrholz                 Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Chairman of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Gerhard Barth                  Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Leonhard H. Fischer                      Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. Andreas Georgi                       Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. Joachim v. Harbou                    Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Joachim Maedler                          Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller                        Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Heinz-Joerg Platzek                      Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd W. Voss                        Dresdner Bank AG                     Juergen-Ponto-Platz 1       German        Member of
                                                                              60301 Frankfurt am Main                   the Board of
                                                                              Germany                                   Managing
                                                                                                                        Directors
------------------------------------------------------------------------------------------------------------------------------------


                                                                              15